Exhibit 3

AGREEMENT

This AGREEMENT (this “Agreement”), dated as of October 8, 2013, is entered into by and between 2381479 Ontario Limited, a company controlled by Mike Lazaridis (together with its affiliates and associates, collectively, “Lazaridis”), and 1258702 Ontario Limited, a company controlled by Douglas E. Fregin (together with its affiliates and associates, collectively, “Fregin”).

WHEREAS, on August 12, 2013, BlackBerry Limited, an Ontario corporation formerly known as Research in Motion Limited (the “Company”), announced that the Company’s board of directors had formed a special committee to explore strategic alternatives to enhance value and increase scale, which alternatives could include, among others, possible joint ventures, strategic partnerships or alliances, a sale of the Company or other possible transactions; and

WHEREAS, Lazaridis and Fregin are interested in pursuing a joint bid for the possible acquisition of the Company by means of a Transaction (as hereinafter defined) with the goal of stabilizing and ultimately reinventing the Company based on a plan developed by them.

NOW THEREFORE, in consideration of the covenants and representations set forth herein and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties intending to be legally bound hereby agree as follows:

1. Certain Definitions.

“affiliates” means, with respect to any person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“beneficial ownership” has the meaning ascribed to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

“Competing Transaction” shall mean (i) any direct or indirect acquisition by any person or entity of 10% or more of the outstanding equity securities of the Company or any of its material subsidiaries or all or a portion of its assets, (ii) a recapitalization, restructuring, plan of arrangement, amalgamation, takeover bid or other business combination involving the Company or any of its material subsidiaries, and (iii) any debt or equity financing, strategic transaction, joint venture, minority investment or other similar transaction involving the Company, in each case other than the Transaction.

“Exclusivity Period” shall mean the period beginning on the date hereof and ending on the date of termination of this Agreement pursuant to paragraph 6 hereof.

“Fregin Shares” shall mean all capital stock of the Company beneficially owned by Fregin and its affiliates as of the date hereof either directly or through a holding vehicle.

“Lazaridis Shares” shall mean all capital stock of the Company beneficially owned by Lazaridis and its affiliates as of the date hereof either directly or through a holding vehicle.

“Representatives” shall mean, with respect to a person, such person’s employees, directors, officers, partners, members, affiliates, agents, advisors (including but not limited to legal counsel, accountants, consultants and financial advisors), financing sources and any representatives of the foregoing. The Representatives shall include the Advisors as defined in paragraph 3(a).

“Transaction” shall mean the acquisition of all or a portion of the assets and/or equity interests of the Company by means of a stock or asset purchase, plan of arrangement, amalgamation, takeover bid or other similar business combination transaction, which may include any related debt or equity financing or other arrangements through a special purpose vehicle (“Buyer”) to be owned by Lazaridis and Fregin.

2. Commitment to the Consortium.

(a) Exclusivity. The parties agree to work together during the term of this Agreement to submit a joint bid with respect to the Transaction. In furtherance thereof, during the Exclusivity Period, Lazaridis and Fregin agree to deal exclusively with each other with respect to a potential Transaction, and, without the written consent of the other party, neither Lazaridis nor Fregin will (and Lazaridis and Fregin will cause Buyer and their respective Representatives not to) except in the context of pursuing the Transaction in accordance with this Agreement: (i) directly or indirectly initiate, solicit, encourage or otherwise engage in discussions, negotiations or related activities with any third party with respect to a Competing Transaction, (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Transaction, or (iii) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do or omit to do, anything which is directly inconsistent with the Transaction as contemplated under this Agreement.

(b) Transfer Restrictions. Each of Fregin and Lazaridis agree that, during the Exclusivity Period, it will not, and will not permit any of its Representatives to, directly or indirectly, without the prior written consent of the other party: (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Fregin Shares or Lazaridis Shares, as applicable (“Transfer”), or enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of the Fregin Shares or Lazaridis Shares, as applicable, or any right, title or interest thereto or therein, (ii) deposit into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Fregin Shares or Lazaridis Shares, as applicable, (iii) take any action that would have the effect of preventing, disabling or delaying Fregin or Lazaridis, as applicable, from performing its obligations under this Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this paragraph 2(b). Apart from this Agreement, neither party will enter into any agreement, arrangement or understanding with any shareholder of the Company in connection with the holding, voting, acquisition or disposition of shares of the Company’s capital stock without the prior written consent of the other party.

(c) Third Party Arrangements. Lazaridis and Fregin agree that the consideration of, among other things, any potential sources of debt or equity financing or strategic partners in connection with the Transaction will be coordinated by Lazaridis in consultation with Fregin. In furtherance thereof, during the Exclusivity Period, each of Fregin and Lazaridis shall provide the other party notice of any offer or proposal received in relation to any Competing Transaction, including with respect to any potential debt or equity financing source or strategic partner, or with respect to any potential advisor or other third party with respect to the Transaction, including the terms of any such offer or proposal, and any written communications with respect thereto, in each case which it may receive from any person. Lazaridis shall, in consultation with Fregin, determine an appropriate response with respect to any such approach. Neither party shall enter into any binding agreement, arrangement or understanding with any potential source of equity or debt financing, strategic partner, potential advisor, investor or other third party, in each case in connection with the Transaction, without the prior written consent of the other party. Each party shall have the right to participate in any meetings with any potential source of debt or equity financing.

3. Process.

(a) Regulatory Filings. Each of Fregin and Lazaridis shall be permitted to make any required regulatory filings regarding its investment in the Company provided that, to the extent practicable, it consults with the other party prior to making such disclosure and provides the other party with a draft of, and the ability to comment on, such disclosure prior to its issuance. The parties acknowledge and agree that upon the execution of this Agreement, and with the prior review, comment and approval by Fregin with respect to Fregin and the Fregin Shares, Lazaridis will prepare and submit with respect to the Lazaridis Shares and the Fregin Shares (i) a Schedule 13D filing (or amendment thereto, as applicable) with the U.S. Securities and Exchange Commission to disclose the execution of this Agreement and (ii) any required filings under Canadian securities laws.

(b) Confidentiality Agreement. Fregin acknowledges that pursuant to the terms of that certain Confidentiality Agreement (the “Confidentiality Agreement”), dated as of October 7, 2013, by and among Lazaridis and the Company, (i) Lazaridis is required to identify Fregin to the Company prior to entering into this Agreement and (ii) prior to disclosing any Confidential Information (as defined in the Confidentiality Agreement) to Fregin, Fregin is required to, and Fregin shall, enter into an agreement with the Company upon substantially the same terms as the Confidentiality Agreement.

(c) Advisors. Each of Fregin and Lazaridis acknowledges and agrees that, prior to the date hereof, Goldman, Sachs & Co., Centerview Partners LLC, Gibson, Dunn & Crutcher LLP, Goodmans LLP and other advisors have been engaged in connection with the review of the Transaction, the identities of which have previously been disclosed in writing to each party prior to the date hereof or concurrently herewith, and that all of the obligations associated with the engagement of the Advisors, as set forth in their respective engagement letters, including any costs incurred prior to the execution hereof, shall be shared by the parties in accordance with the terms of paragraph 5 hereof. Lazaridis and Fregin shall jointly approve the engagement and/or retention of any additional advisors in connection with the Transaction (collectively, together with the entities referenced in the preceding sentence, the “Advisors”).

(d) Development of Strategy. During the Exclusivity Period, Lazaridis, in consultation with and subject to the approval of Fregin, shall develop a strategy (as it may be revised or modified by the parties from time to time, the “Strategy”) with respect to the parties’ activities in connection with the Transaction, including with respect to communications with (i) the Company’s management, board of directors and/or employees, (ii) the Company’s investors and security holders, (iii) the press and other media (including in connection with the issuance of any press release or other public disclosure), (iv) potential equity investors or sources of debt financing, and (v) any other third parties, in each case with respect to the Company’s business or operations or the Transaction.

(e) Management of Consortium. Each of Lazaridis and Fregin agrees that Lazaridis shall manage and direct the Advisors on behalf of the parties in connection with the Transaction and the implementation of the Strategy, in consultation with Fregin. In addition, except as otherwise agreed by the parties, Lazaridis shall be the representative of the parties to communicate with any person in connection with the Transaction. Lazaridis shall update Fregin regarding any such communications on a regular basis.

(f) Transaction Terms. During the Exclusivity Period, Fregin and Lazaridis shall, together with the Advisors, as promptly as reasonably practicable, conduct a joint assessment of the Company, and shall in good faith use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable to enter into definitive documentation providing for the Transaction (the “Definitive Agreements”). The parties hereby acknowledge and agree that any Definitive Agreement with respect to the Transaction will provide that all of the shares of the Company’s capital stock beneficially owned by each of Lazaridis and Fregin will be converted into equity interests of Buyer and will not be cashed out in any such Transaction and that each party’s shares of the Company’s capital stock will be valued at the same price per share in any such Transaction.

(g) Governance. The parties agree that if the Transaction is successfully completed, the board of directors of the Company (or any successor entity) will include Mr. Lazaridis, as Chairman and a director appointed by Fregin.

(h) Cooperation. The parties shall cooperate and take all actions reasonably required in furtherance of any actions agreed to be undertaken pursuant to this Agreement, including, without limitation, (x) voting or causing to be voted at any meeting of shareholders of the Company any shares of the Company’s capital stock beneficially owned by them, and (y) executing or causing to be executed one or more written consents or agency designations with respect to such shares of the Company’s capital stock, in each case in favor of the Transaction and any proposal or motion in furtherance of the Transaction. In addition, each party shall support the position of the other in respect of any matter relating to the Transaction in any dealings or negotiations with any potential source of equity or debt financing, strategic partner, potential advisor, investor or other third party.

(i) Disclaimer. This Agreement constitutes only a preliminary arrangement relating to the Transaction and, other than paragraphs 2, 4 and 5 hereof, which shall be binding, this Agreement does not constitute any binding commitment with respect to the Transaction. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation. Fregin shall coordinate with Lazaridis in performing due diligence, negotiating strategic and other arrangements, securing debt (as applicable) and equity financing, and structuring and negotiating the Transaction; provided, however, that in no event will either party hereto be obligated without such party’s consent to enter into or otherwise be a party to any Definitive Agreements.

4. Confidentiality. In connection with the Transaction, each of Lazaridis and Fregin is prepared to make available to the other party certain information concerning, among other things, business plans, estimates and other information related to the Company and the Transaction, including with respect to potential sources of debt and equity financing. Each party receiving such information agrees to treat any such information that is or has been furnished to the receiving party or to the receiving party’s Representatives (regardless of the manner or form in which it is furnished, including without limitation all written, oral and electronic communications), together with any notes, analyses, compilations, studies, interpretations, documents or records containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, the “Evaluation Material”) in accordance with the terms of this Agreement. Each party hereby agrees that it and its Representatives shall (a) use the Evaluation Material solely for the purpose of evaluating the Transaction, (b) keep the Evaluation Material received or generated by it or its Representatives confidential and (c) not disclose any of the Evaluation Material in any manner whatsoever to any other person not bound hereby; provided, however, that (i) each party may make any disclosure of such information to which the other party gives its prior written consent and (ii) any of such information may be disclosed to a party’s Representatives who need to know such information for the sole purpose of evaluating the Transaction and who are provided with a copy of this Agreement and agree to be bound by the terms hereof to the same extent as if they were parties hereto. In any event, each party shall be responsible for any breach of the confidentiality provisions of this Agreement by its Representatives and agrees, at its sole expense, to take all reasonable measures to restrain its Representatives from prohibited or unauthorized disclosure or use of the Evaluation Material. Each of Lazaridis and Fregin also shall, and shall direct their respective Representatives to, keep the Transaction confidential and shall not make any public statement or announcement concerning or disclose to any third party the fact that discussions or negotiations are taking place concerning the Transaction or any of the terms, conditions or other facts with respect thereto, including the status thereof, other than as previously agreed in writing or as required by applicable laws, rules or regulations.

5. Certain Fees and Expenses.

(a) The parties agree: (i) to share pro rata, in proportion to each of Lazaridis’s and Fregin’s shares of capital stock of the Company as amongst themselves, fees and out-of-pocket expenses payable, and any liabilities incurred (including any indemnification obligations), by them in connection with the Transaction incurred prior to the termination of this Agreement, including any fees, expenses and liabilities (A) subject to sub-clause (ii) of this paragraph, payable to the Advisors, (B) payable to any lenders and other financing sources, and (C) incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Transaction (whether incurred prior to the termination of this Agreement or not); and (ii) that Lazaridis shall pay all fees and out-of-pocket expenses and liabilities incurred by any legal or other Advisors solely in connection with their representation of Lazaridis but not the parties collectively, and Fregin shall pay all fees and out-of-pocket expenses and liabilities incurred by any legal or other advisors solely in connection with their representation of Fregin but not the parties collectively.

(b) Upon consummation of the Transaction, Buyer shall reimburse each party hereto for all fees and out-of-pocket expenses incurred by them in connection with the Transaction, and shall indemnify each party hereto against any indemnification obligations given by them in connection with the Transaction.

(c) Each of Lazaridis and Fregin shall share pro rata, in proportion to each of Lazaridis’s and Fregin’s shares of capital stock of the Company as amongst themselves, any termination, topping, break-up or other fees or amounts (including amounts paid in settlement of any dispute or litigation relating to the Transaction) payable by the Company or Buyer (or one or more of its affiliates or designees), net of the expenses required to be borne by them pursuant to paragraph 5(a).

6. Termination. This Agreement shall terminate upon the earliest to occur of (a) the date that is one year following the date hereof, (b) mutual written agreement between Lazaridis and Fregin, and (c) the date of upon which either of Fregin or Lazaridis delivers a notice of termination to the other party; provided that paragraphs 4 through 10 shall survive any termination of this Agreement.

7. Representations and Warranties.

(a) Lazaridis Representations. Lazaridis represents and warrants to Fregin that as of the date hereof, Lazaridis and its affiliates ownership stake (including any options, warrants, convertible securities or similar securities) in the Company consists of beneficial ownership of 29,767,887 common shares of the Company.

(b) Fregin Representations. Fregin represents and warrants to Lazaridis that as of the date hereof, Fregin and its affiliates ownership stake (including any options, warrants, convertible securities or similar securities) in the Company consists of beneficial ownership of 11,912,186 common shares of the Company.

8. Specific Performance. Each party to this Agreement acknowledges that money damages would not be a sufficient remedy for any breach of this Agreement by it or any of its Representatives and consents to a court of competent jurisdiction entering an order finding that the non-breaching party has been irreparably harmed as a result of any such breach and to the granting of injunctive relief as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity to the non-breaching party.

9. Governing Law; Jurisdiction.

(a) This Agreement and all disputes or controversies arising out of or related to this Agreement shall be governed by and construed in accordance with the internal laws of the Province of Ontario, without reference to its conflicts of law principles.

(b) Each party irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by the other party or its successors or assigns shall be brought and determined in the Ontario Superior Court of Justice sitting in Toronto, and each party hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement. Each party agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Ontario, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Ontario as described herein. Each party further agrees that service of any process, summons, notice or document by registered mail to the respective addresses set forth herein shall be effective service of process for any action, suit or proceeding brought against either party in any such court and the parties further waive any argument that such service is insufficient. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the courts in Ontario as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Lazaridis:

2381479 Ontario Limited

485 Wes Graham Way, 3rd Floor

Waterloo, Ontario N2L 0A7

Attention: Mike Lazaridis

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166-0193

Attention: Barbara Becker

Facsimile: (212) 351-4035

E-mail: bbecker@gibsondunn.com

(ii)	if to Fregin:

1258702 Ontario Limited

485 Wes Graham Way, 3rd Floor

Waterloo, Ontario N2L 0A7

Attention: Douglas E. Fregin

with a copy (which shall not constitute notice) to:

Owens Wright LLP

20 Holly Street, Suite 300

Toronto, Ontario M4S 3B1

Attention: Paul De Luca

Facsimile: (416) 486-3309

E-mail: pdeluca@owenswright.com

11. Miscellaneous.

(a) The term “person” as used in this Agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

(b) No provision in this Agreement can be waived or amended except by the written consent of each party. Any attempted waiver or modification in violation of this provision shall be void.

(c) It is understood and agreed that no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

(d) The provisions of this Agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

(e) This Agreement may be executed in any number of counterparts (including facsimile and electronic transmission counterparts) and each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.

(f) This Agreement shall inure to the benefit of, and be binding upon, the parties and their respective successors and assigns. Neither party may assign or transfer, directly or indirectly, its rights or obligations under this Agreement without the prior written consent of the other party. No assignment will relieve the assignor of its obligations hereunder.

(g) The parties hereto each agree and acknowledge that nothing herein expressed or implied is intended to confer upon or give any rights or remedies to persons not party to this Agreement under or by reason of this Agreement.

(h) Nothing in this agreement shall be construed as creating among the parties any joint venture, partnership, association or other entity for any purpose (including, without limitation, for U.S. income tax purposes) or any agency relationship, nor shall any party, except as expressly set forth in this agreement, (i) have the right, power or authority to create any obligation or duty, express or implied, on behalf of any other party or (ii) have any fiduciary or other duties to any other party. Each party agrees that it does not have any interest in the profits or losses of the other party in connection with its acquisition or deposition of any securities of the Company.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized

2381479 ONTARIO LIMITED

By:	/s/ Michael Lazaridis
	Name:	Michael Lazaridis
	Title:	President

1258702 ONTARIO LIMITED

By:	/s/ Douglas E. Fregin
	Name:	Douglas E. Fregin
	Title:	President

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